Filed pursuant to Rule 253(g)(2)

File No. 024-10810

EMERALD HEALTH PHARMACEUTICALS INC.

OFFERING CIRCULAR SUPPLEMENT NO. 1

to the Form 1-A Offering Statement qualified on July 14, 2020

 Dated: August 19, 2020

This offering circular supplement no. 1 (this “Supplement”) relates to the Rule 253(g) offering circular of Emerald Health Pharmaceuticals Inc. (the “Company”), filed on July 16, 2020 related to the Form 1-A offering statement qualified by the Securities and Exchange Commission on July 14, 2020 (the “Offering Circular”). The purpose of this Supplement is to provide updated disclosures on the number of Shares sold under the Offering, Security Ownership of Management & Certain Securityholders and an amendment to the Company’s 2018 Equity Incentive Plan.

This Supplement revises the disclosures regarding the number of shares of Common Stock (“Shares”) outstanding as of June 5, 2020 and the number of Shares sold under this Offering as of June 5, 2020 as follows:

There were 16,090,664 Shares outstanding as of August 12, 2020. As of August 12, 2020, the Company has sold 4,734,964 Shares for gross proceeds of $25,869,948 under this Offering since March 2019.

SECURITY OWNERSHIP OF MANAGEMENT & CERTAIN SECURITYHOLDERS

This Supplement revises, replaces and supercedes the Security Ownership of Management & Certain Securityholders text and tabular presentation as set forth below to disclose and account for the additional number of Shares sold under this Offering from June 5, 2020 to August 12, 2020.

The following table shows the beneficial ownership of our Common Stock as of August 12, 2020 held by: (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers as a group. As of August 12, 2020, there were 16,090,664 shares of our Common Stock outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to the conversion of a security, or subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. The persons or entities named have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

The percentages below are based on fully diluted shares of our Common Stock as of August 12, 2020. Unless otherwise indicated, the business address of each person listed is c/o Emerald Health Pharmaceuticals Inc., 5910 Pacific Center Blvd, Ste 320, San Diego, CA 92121.

Title of Class	Name and Address of Beneficial Owner:	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable by Exercise of Option or Conversion of Security	Percent of Class
Common Stock	All directors and named executive officers as a group (9 persons)	378,000 shares owned	922,001 shares acquirable	7.6%
	Greater than 10% Beneficial Owners:
Common Stock	Emerald Health Sciences Inc. 200-375 Water Street, Vancouver, BC, V6B OM9	10,250,000 shares owned	2,083,586 shares acquirable	67.9%

Equity Incentive Plan

This Supplement revises the description of the Company’s Equity Incentive Plan (the “Plan”) to disclose and account for an Amendment to the Plan effective August 12, 2020 and additional grants under the Plan in August 2020. The Amendment provides the number of shares of our Common Stock authorized to be issued under the 2018 Plan is equal to 18% of the number of issued and outstanding shares of common stock of the Company as of the applicable date of issuance. The disclosure in the Offering Circular is revised, replaced and superceded with the following text.

Compensation of Directors and Executive Officers

Each of the executive officers and directors listed above is eligible to receive equity compensation at the discretion of our board. In January 2018, the Company granted options to purchase 295,000 shares of Common Stock at $5.00 per share with one-third of the options vesting on the first, second and third anniversary of the date of grant. In December 2018, the Company granted options to purchase 1,780,000 shares of Common Stock at $2.50 per share with 800,000 (Directors’) options vesting monthly over twelve months. The remaining 980,000 options vest over three years, with 25% vesting upon grant and 25% vesting on each of the first, second and third anniversary of the date of grant. In August 2020, the Company granted additional options to purchase 782,500 shares of Common Stock at $6.00 per share with 75,000 Directors’ options vesting monthly over twelve months. The remaining 707,500 options vest over three years, with 25% vesting upon grant and 25% vesting on each of the first, second and third anniversary of the date of grant.

Upon completion of this Offering, our executive officers and directors will be eligible to receive equity awards under our equity incentive plans at any time at the discretion of our Board of Directors.

2018 Plan

We adopted the 2018 Equity Incentive Plan, as amended December 13, 2018 and August 12, 2020, (the 2018 Plan) on January 29, 2018. The 2018 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and other stock and cash-based awards. Shares issued under the 2018 Plan will be shares of our Common Stock. Incentive stock options may be granted only to our employees and employees of any parent or subsidiary corporation. All other awards may be granted to our employees, directors or consultants and to employees, directors or consultants of any affiliated entity.

Share Reserve

Pursuant to the amendment adopted on August 12, 2020, the number of shares of our Common Stock authorized to be issued under the 2018 Plan is equal to 18% of the number of issued and outstanding shares of common stock of the Company as of the applicable date of issuance. As of August 12, 2020 2,896,319 shares of our Common Stock were reserved for issuance pursuant to awards under the 2018 Plan. In general, shares subject to awards granted under the 2018 Plan that are not issued or that are returned to us, for example, because the award is forfeited, the shares are retained by us in satisfaction of amounts owed with respect to an award or the shares are surrendered in payment of an exercise or purchase price or tax withholding, will again become available for awards under the 2018 Plan.

Administration

Our Board of Directors or a committee of our Board of Directors will administer the 2018 Plan. The administrator has the power to determine when awards will be granted, which employees, directors or consultants will receive awards, the terms of the awards, including the number of shares subject to each award and the vesting schedule of the awards, and to interpret the terms of the 2018 Plan and the award agreements. The administrator also has the authority to reduce the exercise prices of outstanding stock options and the base appreciation amount of any stock appreciation right if the exercise price or base appreciation amount exceeds the fair market value of the underlying shares, and to cancel such options and stock appreciation rights in exchange for new awards, in each case without stockholder approval.

Stock Options

The 2018 Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code and non-qualified stock options. The exercise price of all options granted under the 2018 Plan must at least be equal to the fair market value of our Common Stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term must not exceed five years, and the exercise price must equal at least 110% of the fair market value on the grant date. Not more than 18% of the issued and outstanding shares of our Common Stock may be issued pursuant to incentive stock options granted under the 2018 Plan.

After the continuous service of an option recipient terminates, the recipient’s options may be exercised, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights

The 2018 Plan allows for the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Common Stock between the date of grant and the exercise date. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our Common Stock, or a combination thereof, except that the base appreciation amount used to determine the cash or shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. After the continuous service of a recipient of a stock appreciation right terminates, the recipient’s stock appreciation right may be exercised, to the extent vested, only to the extent provided in the stock appreciation right agreement.

Restricted Stock Awards

The 2018 Plan allows for the grant of restricted stock. Restricted stock awards are shares of our Common Stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting that it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Shares of restricted stock that do not vest are subject to repurchase or forfeiture.

Restricted Stock Units

The 2018 Plan allows for the grant of restricted stock units. Restricted stock units are awards that will result in payment to a recipient at the end of a specified period only if the vesting criteria established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, or restrictions and conditions to payment, that it determines to be appropriate. The administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. The administrator may specify in an award agreement that earned restricted stock units may be settled in shares of our Common Stock, other securities, cash or a combination thereof.

Other Awards

The 2018 Plan also allows for the grant of cash or stock-based awards that may or may not be subject to restrictions.

Terms of Awards

The administrator of the 2018 Plan determines the provisions, terms and conditions of each award, including vesting schedules, forfeiture provisions, form of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Performance Criteria

The 2018 Plan includes the following performance criteria that may be considered, individually or in combination, by the administrator: (i) increase in share price; (ii) earnings per share; (iii) total stockholder return, (iv) return on equity, (v) return on assets, (vi) return on investment; (vii) net operating income, (viii) cash flow, (ix) revenue; (x) economic value added, (xi) personal management objectives; or (vi) other measures of performance selected by the administrator.

Transferability of Awards

The 2018 Plan allows for the transfer of awards under the 2018 Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent and in the manner authorized by the administrator. Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent enlargement of the benefits or potential benefits available under the 2018 Plan, the administrator will make adjustments to one or more of the number of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the 2018 Plan and any other terms that the administrator determines require adjustment.

Changes in Control

The 2018 Plan provides that in the event of a corporate transaction, as such term is defined in the 2018 Plan, each outstanding award, to the extent not assumed or replaced, will automatically vest and become exercisable or be released from restrictions on transfer or forfeiture rights. To the extent outstanding awards are assumed or replaced in the event of a corporate transaction, each award will automatically vest and become exercisable or be released from restrictions on transfer or forfeiture rights if the holder’s employment is terminated without cause or for good reason (as such terms are defined in the 2018 Plan) within 12 months after the corporate transaction. In the event of a change in control, each award will automatically vest and become exercisable or be released from restrictions on transfer or forfeiture rights if the holder’s employment is terminated without cause or for good reason (as such terms are defined in the 2018 Plan) within 12 months after the change in control.

Plan Amendments and Termination

The 2018 Plan will automatically terminate 10 years following the date it becomes effective, unless we terminate it sooner. In addition, our Board of Directors has the authority to amend, suspend or terminate the 2018 Plan, subject to stockholder approval in the event such approval is required by law provided such action does not adversely affect the rights under any outstanding award.

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